August 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Foremost Clean Energy Ltd.
Registration Statement on Form F-3
File No. 333-289277

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 6, 2025, in which we, as sales agent of Foremost Clean Energy Ltd.’s (the “Company”) proposed public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for August 7, 2025 at 4:30 PM Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

CANACCORD GENUITY LLC
By:	/s/ Jennifer Pardi
	Name:	Jennifer Pardi
	Title:	Managing Director